UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                           For the month of June 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]               Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                           No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                                        [SANOFI-SYNTHELABO LOGO]

[GRAPHIC] INVESTOR RELATIONS


                                                             Paris, June 4, 2004



              NEW INDICATIONS FOR ARIXTRA(R) IN THE UNITED STATES:
                  THE TREATMENT OF ACUTE DEEP VENOUS THROMBOSIS
                          AND ACUTE PULMONARY EMBOLISM.


Sanofi-Synthelabo announced today that the synthetic, selective factor Xa inhibitor Arixtra(R) (fondaparinux sodium) has been approved by the US Food and Drug Administration (FDA) for two new indications:

O THE TREATMENT OF ACUTE DEEP VENOUS THROMBOSIS WHEN ADMINISTERED IN CONJUNCTION WITH WARFARIN SODIUM, AND

O THE TREATMENT OF ACUTE PULMONARY EMBOLISM WHEN ADMINISTERED IN CONJUNCTION WITH WARFARIN SODIUM WHEN INITIAL THERAPY IS ADMINISTERED IN THE HOSPITAL.

Arixtra(R) is already indicated in the United-States for the prophylaxis of deep vein thrombosis, which may lead to pulmonary embolism in patients undergoing hip fracture surgery, including extended prophylaxis, hip replacement surgery and knee replacement surgery.

The file for the new indications for Arixtra(R) was submitted to the FDA July 31, 2003. The clinical dossier was based upon the findings of the MATISSE PE and MATISSE DVT studies which demonstrated that a new strength of Arixtra(R) 7.5 mg* given as a once daily subcutaneous injection, when administered in conjunction with warfarin sodium, can effectively and safely treat the acute phases of both deep vein thrombosis and pulmonary embolism.
Arixtra(R) is the first antithrombotic agent to be registered in the US specifically for the treatment of acute PE since the introduction of unfractionated heparin (UFH).

The MATISSE PE study is the largest worldwide trial ever performed in the treatment of pulmonary embolism. This open label trial involved 2,213 patients with symptomatic PE enrolled in 214 centres in 20 countries worldwide, including 67 centres in the US. The study showed that a fixed once daily subcutaneous dose of Arixtra(R) 7.5mg*, without need for coagulation monitoring, appears to be at least as effective and as safe as continuous intravenous and dose-adjusted UFH. Moreover, in the study, 15% of patients, (26.4% in the US**), received Arixtra(R) on an outpatient basis, after receiving the first dose in the hospital, compared to none with UFH.

The MATISSE DVT trial involved 2,205 patients in 23 countries in a total of 154 centers around the world with symptomatic DVT without symptomatic PE. The study showed that Arixtra(R) 7.5mg*, given once daily in a fixed subcutaneous dose appears to be at least as effective and safe as dose-adjusted low molecular weight heparin (LMWH) administered subcutaneously twice a day.

DVT and PE represent two manifestations of the same disease known as Venous Thromboembolism (VTE), a condition in which blood clots in the lower limbs (DVT) may travel to the lungs where they can cause a PE. VTE is the third most common cardiovascular disease after heart attack and stroke. VTE affects about two million Americans annually, at least 60,000 of whom will die of PE. VTE represents an annual cost of at least $2.9 billion in the US alone.

 As with other antithrombotics, the most common side effect during Arixtra(R) administration is bleeding. Arixtra(R) is contraindicated in patients with severely impaired kidney function. Arixtra(R) prophylactic therapy is contraindicated in patients who weigh less than 50 kg (110 pounds), undergoing hip fracture, hip replacement and knee replacement surgery because they may have an increased risk for major bleeding. Patients greater than 75 years of age also may be more likely to experience major bleeding complications. As with other antithrombotics, labeling for Arixtra(R) includes a Boxed Warning regarding possible spinal/epidural haematomas when spinal anaesthesia or spinal puncture is used.


Arixtra(R) was launched in the United States on February 8, 2002, and in Europe as from March 27, 2002.

On April 13, 2004, Sanofi-Synthelabo signed an agreement with GlaxoSmithKline Group (GSK) regarding the divestment by Sanofi-Synthelabo, on a worldwide basis, of Arixtra(R), Fraxiparine(R) and related assets including the manufacturing facility located in Notre-Dame de Bondeville, France. The deal is conditional on completion of Sanofi-Synthelabo's offer for Aventis.


     *5mg in patients with a body weight <50kg; 10mg in patients with a body weight >100 kg
     **data on file


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

FORWARD-LOOKING STATEMENTS
--------------------------

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our

Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document filed with the French Autorite des Marches Financiers on April 2, 2004, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Other than as requested by applicable law, Sanofi-Synthelabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.



INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor of Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
EUROPE                          US
Tel:  + 33 1 53 77 45 45        Tel:  + 1 212 551 4293
Fax:  + 33 1 53 77 42 96        Fax:  + 1 212 551 4992

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 4, 2004                        SANOFI-SYNTHELABO


                                           By:  /s/ Marie-Helene Laimay
                                              ----------------------------------
                                              Name:    Marie-Helene Laimay
                                              Title:   Senior Vice President and
                                                       Chief Financial Officer